================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                ----------------
                                DUANE READE INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                                DUANE READE INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    263578106
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Michelle D. Bergman, Esq.
                         Vice President, General Counsel
                                Duane Reade Inc.
                                440 Ninth Avenue
                            New York, New York 10001
                                 (212) 273-5700
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                    Copy to:
                           Kenneth J. Laverriere, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation of Filing Fee

================================================================================
        Transaction valuation*                  Amount of filing fee
--------------------------------------------------------------------------------
              $37,484,685                            $7,496.94

================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,401,249 shares of common stock of Duane Reade Inc. having an aggregate value of $37,484,685 as of February 26, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $7,496.94       Filing Party:  Duane Reade Inc.
        Form or Registration No.:  Schedule TO   Date Filed:  February 27, 2003
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

Item 12.  Exhibits.

(a)(1)    Offer to Exchange, dated February 27, 2003.
(a)(2) Email to Employees Announcing the Voluntary Stock Option Exchange Program, dated February 25, 2003 (incorporated by reference to Exhibit
          99.1 on the Schedule TO-C filed by the Company on February 25, 2003).
(a)(3)    Cover Letter to the Offer to Exchange, dated February 27, 2003.
(a)(4)    Form of Acceptance Letter.
(a)(5)    Form of Withdrawal Letter.
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.
(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.
(a)(8)    Email to Employees, dated February 28, 2003.
(a)(9)    Email to Employees, dated March 19, 2003.
(b)       None.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.
(g)       None.
(h)       None.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DUANE READE INC.



                                          /s/ Michelle D. Bergman
                                        -------------------------------
                                        Michelle D. Bergman
                                        Vice President, General Counsel


Date:  March 19, 2003

                                  EXHIBIT INDEX

Exhibit
No.               Description
---               -----------

(a)(1)    Offer to Exchange, dated February 27, 2003.*
(a)(2) Email to Employees Announcing the Voluntary Stock Option Exchange Program, dated February 25, 2003 (incorporated by reference to Exhibit
          99.1 on the Schedule TO-C filed by the Company on February 25, 2003).*
(a)(3)    Cover Letter to the Offer to Exchange, dated February 27, 2003.*
(a)(4)    Form of Acceptance Letter.*
(a)(5)    Form of Withdrawal Letter.*
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.*
(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.*
(a)(8)    Email to Employees, dated February 28, 2003.**
(a)(9)    Email to Employees, dated March 19, 2003.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.*
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.*
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.*



------------------------

* Incorporated by reference to the Schedule TO filed by Duane Reade Inc. on February 27, 2003.

** Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Duane Reade Inc. on February 28, 2003.

                                                                 Exhiibit (a)(9)


                                                          FORM OF EMPLOYEE EMAIL

From: Jim Rizzo
Subject: Voluntary Stock Option Exchange Program - REMINDER



                         THE OFFER AND WITHDRAWAL RIGHTS
              EXPIRE AT 5:00 P.M., EASTERN TIME, ON MARCH 27, 2003

          You have received information relating to Duane Reade's offer to exchange all of your currently outstanding options to purchase shares of Duane Reade's common stock granted under Duane Reade's 1992 Stock Option Plan and 1997 Equity Participation Plan with an exercise price equal to or in excess of $16 per share, other than certain options granted on May 7, 1999 pursuant to Duane Reade's Deferred Compensation Stock Grant Program, for new options that Duane Reade will grant under the 1997 Equity Participation Plan. If you have not received such information, please contact me at (212) 273-5748 immediately.

          The offer is an even exchange. Duane Reade will grant a new option to purchase one share of Duane Reade common stock for each eligible option to purchase one share of Duane Reade common stock exchanged in the offer. The exercise price of the new options will be equal to the average closing price of Duane Reade's common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the date of grant (but in no event less than the closing price on the date of grant), which will occur promptly after the date that is six months and one day after the eligible options are cancelled pursuant to the offer (but in no event later than 30 days after such date).

          To validly accept the offer, you must deliver to Duane Reade the signature page of the acceptance letter (using the form attached as Schedule B of the Offer to Exchange) or a facsimile thereof, properly completed and signed by you before the expiration of the offer at the following address or facsimile number:


          Duane Reade Inc. Human Resources Department
          Attention:  Jim Rizzo
          440 Ninth Avenue
          New York, New York  10001
          Telephone number:   (212) 273-5748
          Facsimile number:   (212) 494-8205


          Duane Reade will only accept delivery of the signed signature page of the acceptance letter by regular external mail, hand delivery or facsimile. Delivery by email or interoffice mail will NOT be accepted. If you choose to deliver your signature page by external mail, Duane Reade recommends that you use registered mail with return receipt requested.

          You do not need to return the option agreements governing your eligible options to effectively accept the offer. Such agreements will be null and void upon Duane Reade's acceptance of your acceptance letter and cancellation of your eligible options pursuant to the offer.

          You will not be considered to have accepted the offer until Duane Reade receives your executed signature page in accordance with the instructions above and in the Offer to Exchange.

          If you have not already done so, you are urged to read the Offer to Exchange and the Acceptance Letter (attached as Schedule B of the Offer to Exchange) carefully and in their entirety as they contain important information related to the offer. Participation in the offer is voluntary, and you should evaluate carefully all of the information in the Offer to Exchange and the Acceptance Letter before deciding whether or not to tender your eligible options.

          Any questions or requests for assistance or copies of any of the documents related to the offer may be directed to me at (212) 273-5748 or via email: rizzoj@duanereade.com. Copies of the Offer to Exchange and other related documents will be furnished at Duane Reade's expense upon request.